SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

CarrierEQ, Inc.

(Name of Issuer)

AirTokens

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

———————

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None                                             13G                                             Page 2 of 7 Pages

1	NAME OF REPORTING PERSON CarrierEQ, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 512,339,923.81
		7	SOLE DISPOSITIVE POWER 0
		8	SHARED DISPOSITIVE POWER 512,339,923.81
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,339,923.81
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.3%*
12	TYPE OF REPORTING PERSON CO

* Based upon 1,491,492,558 AirTokens that were created.

CUSIP No. None                                             13G                                             Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Victor Peixoto Dos Santos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 512,339,923.81
		7	SOLE DISPOSITIVE POWER 0
		8	SHARED DISPOSITIVE POWER 512,339,923.81
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,339,923.81
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 34.3%*
12	TYPE OF REPORTING PERSON IN

* Based upon 1,491,492,558 AirTokens that were created.

CUSIP No. None                                             13G                                             Page 4 of 7 Pages

Item 1(a).

NAME OF ISSUER:

The name of the issuer is CarrierEQ, Inc., a Delaware corporation (the "Company").

Item 1(b).

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 186 Lincoln Street, Third Floor, Boston, MA 02111.

Item 2(a).

NAME OF PERSON FILING:

This statement is filed by the Company and Mr. Victor Santos ("Mr. Santos"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 186 Lincoln Street, Third Floor, Boston, MA 02111.

Item 2(c).

CITIZENSHIP:

The Company is a Delaware corporation.  Mr. Santos is a Brazil citizen.

Item 2(d).

TITLE OF CLASS OF SECURITIES:

AirTokens (the "AirTokens").

Item 2(e).

CUSIP NUMBER:

The AirTokens have no CUSIP number.

Item 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the  Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP No. None                                             13G                                             Page 5 of 7 Pages

(k)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.

CERTIFICATION.

Not applicable.

CUSIP No. None                                             13G                                             Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2020

CarrierEQ, Inc.

By:	/s/ Victor Santos
Name:	Victor Santos
Title:	CEO

/s/ Victor Santos
Victor Santos

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 12, 2020

CarrierEQ, Inc.

By:	/s/ Victor Santos
Name:	Victor Santos
Title:	CEO

/s/ Victor Santos
Victor Santos